UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2024

Commission File Number: 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.

(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.

(Translation of registrant’s name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Buenaventura Announces Third Quarter 2024 Results for Production and Volume Sold per Metal

Lima, Peru, October 16, 2024 – Compañía de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company, today announced 3Q24 results for production and volume sold.

Production per Metal

	Three Months Ended September 30, 2024	Nine Months Ended September 30, 2024	2024 Updated Guidance (1)
Gold ounces produced
El Brocal	6,673	17,329	19.0k - 22.0k
Orcopampa	17,831	54,426	70.0k - 75.0k
Tambomayo	8,015	26,072	28.0k - 32.0k
Julcani	1,428	2,839	3.5k - 4.0k
La Zanja	4,963	8,655	10.0k - 12.0k
Total Direct Operations (2)	38,909	109,321	130.5k - 145.0k
Coimolache	8,368	38,554	41.0k - 46.0k
Total incl. Associated (3)	39,690	118,095	139.6k - 155.0k

Silver ounces produced
El Brocal	516,480	1,701,940	1.8M - 2.0M
Uchucchacua	608,412	1,524,944	2.2M - 2.5M
Yumpag (4)	2,591,227	6,017,839	7.5M - 8.0M
Orcopampa	6,891	22,857	-
Tambomayo	434,054	1,143,490	1.7M - 1.9M
Julcani	261,492	1,090,232	1.5M - 1.7M
La Zanja	8,901	14,904	-
Total Direct Operations (2)	4,427,457	11,516,207	14.7M - 16.1M
Coimolache	38,705	178,341	0.1M - 0.2M
Total incl. Associated (3)	4,243,769	10,931,273	14.0M - 15.4M

Lead metric tons produced
Uchucchacua	3,865	10,812	13.0k - 15.0k
Tambomayo	979	3,093	3.5k - 4.0k
Julcani	108	619	0.9k - 1.0k
Total Direct Operations (2)	4,953	14,523	17.4k - 20.0k

Zinc metric tons produced
El Brocal	0	1,985	1.9k - 2.0k
Uchucchacua	6,153	16,521	19.0k - 22.0k
Tambomayo	1,222	4,034	5.4k - 5.8k
Total Direct Operations (2)	7,374	22,540	26.3k - 29.8k

Copper metric tons produced
El Brocal	16,769	42,334	55.0k - 60.0k
Total Direct Operations (2)	16,769	42,334	55.0k - 60.0k

1.	2024 projections are considered to be forward-looking statements and represent management’s good faith estimates or expectations of future production results as of October 2024.
2.	Considers 100% of Buenaventura’s operating units, 100% of La Zanja and 100% of El Brocal.
3.	Considers 100% of Buenaventura’s operating units, 100% of La Zanja, 61.43% of El Brocal and 40.094% of Coimolache.
4.	Considers ore from the pilot stope approved within Yumpag EIA-sd.

Volume Sold per Metal

	Three Months Ended September 30, 2024	Nine Months Ended September 30, 2024
Gold ounces sold
El Brocal	3,912	10,676
Orcopampa	18,027	54,223
Tambomayo	7,438	24,199
Julcani	1,293	2,527
La Zanja	4,676	8,525
Total Direct Operations (1)	35,345	100,151
Coimolache	8,450	38,526
Total incl. Associated (2)	37,225	111,480

Silver ounces sold
El Brocal	413,407	1,403,306
Uchucchacua	555,012	1,345,729
Yumpag (3)	2,229,149	5,785,760
Orcopampa	10,031	22,174
Tambomayo	402,631	1,035,689
Julcani	248,442	1,052,051
La Zanja	16,450	32,140
Total Direct Operations (1)	3,875,123	10,676,849
Coimolache	38,748	177,393
Total incl. Associated (2)	3,731,208	10,206,718

Lead metric tons sold
El Brocal	0	72
Uchucchacua	3,489	9,752
Yumpag (3)	21	55
Tambomayo	849	2,692
Julcani	96	557
Total Direct Operations (1)	4,455	13,129

Zinc metric tons sold
El Brocal	0	1,592
Uchucchacua	5,026	13,593
Tambomayo	969	3,231
Total Direct Operations (1)	5,995	18,417

Copper metric tons sold
El Brocal	15,571	39,709
Tambomayo	32	95
Julcani	20	79
Total Direct Operations (1)	15,622	39,883

1.	Considers 100% of Buenaventura’s operating units, 100% of La Zanja and 100% of El Brocal.
2.	Considers 100% of Buenaventura’s operating units, 100% of La Zanja, 61.43% of El Brocal and 40.094% of Coimolache.
3.	Considers ore from the pilot stope approved within Yumpag EIA-sd.

Average realized prices(1)(2)

	Three Months Ended September 30, 2024	Nine Months Ended September 30, 2024	Year Ended December 31, 2023
Gold (US$/Oz)	2,514	2,323	1,954
Silver (US$/Oz)	29.92	28.14	23.98
Lead (US$/MT)	2,082	2,078	2,093
Zinc (US$/MT)	2,883	2,618	2,315
Copper (US$/MT)	9,391	9,124	8,418

1.	Considers Buenaventura consolidated figures.
2.	Realized prices include both provisional sales and final adjustments for price changes.

Commentary on Operations

Tambomayo:

•	Gold, lead and zinc production was in line with expectations. 2024 guidance remains unchanged.

•	Silver production was below 3Q24 projections due to delays related to mine development and in the preparation of high silver grade ore stopes. 2024 remains unchanged.

Orcopampa:

•	3Q24 gold and silver production was in line with expectations. 2024 guidance remains unchanged.

Coimolache:

•	Gold production exceeded 3Q24 projections due to an accelerated percolation rate at the leach pad. 2024 guidance has therefore been updated.

•	During the 3Q24, Buenaventura filed for a leach pad expansion construction permit at Coimolache, which is currently pending with the Ministry of Energy and Mines. Approval is expected by the end of 1Q25, enabling the Company to begin construction in 2Q25 and to resume leaching fresh ore in 3Q25.

Julcani:

•	Gold and copper production at the Julcani mine is gradually increasing as the operation transitions to zones richer in these metals, successfully offsetting lower production from the Achilla zone which has historically produced lead and silver.

•	2024 guidance has therefore been revised to reflect increased gold production with lower silver grades.

Uchucchacua:

•	Silver and lead production was in line with expectations for 3Q24. 2024 guidance remains unchanged.

•	Zinc production exceeded expectations due to higher grades than was previously projected. 2024 guidance has therefore been updated.

•	Uchucchacua achieved 1,500 TPD average daily throughput in 3Q24, aligned with the Company’s targeted 1,500 TPD by year end 2024.

Yumpag:

•	Silver production was in line with expectations for 3Q24. 2024 guidance remains unchanged.

El Brocal:

•	Copper production was in line with expectations for 3Q24. 2024 guidance remains unchanged.

•	Gold and silver production exceeded expectations for 3Q24 due to increased volume processed during the quarter. 2024 guidance has therefore been updated.

•	All ore stockpiled in 2Q24 was processed during the 3Q24, enabling El Brocal to meet its targeted production for the first nine months of 2024. The average mining rate during 3Q24 was 12,000 tons per day, and the average mining rate for the first nine months of the year was 11,000 tons per day, aligned with the Company’s target for full year production to exceed 11,000 tons per day.

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded precious and base metals Company and a major holder of mining rights in Peru. The Company is engaged in the exploration, mining development, processing and trade of gold, silver and other base metals via wholly-owned mines and through its participation in joint venture projects. Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Julcani*, Tambomayo*, La Zanja*, El Brocal and Coimolache).

The Company owns 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer (a partnership with Freeport-McMorRan Inc. and Sumitomo Corporation).

(*) Operations wholly owned by Buenaventura.

Note on Forward-Looking Statements

This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments. These forward-looking statements reflect the Company’s view with respect to Cerro Verde’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

Date: October 16, 2024	By:	/s/ DANIEL DOMÍNGUEZ VERA
	Name:	Daniel Domínguez Vera
	Title:	Market Relations Officer